American Lorain Corporation

January 16, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn:    H. Roger Schwall    Assistant Director

Re:	Re: American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2014
Form 10-Q for Quarterly Period Ended September 30, 2014
Filed November 19, 2014
File No. 1-34449

Dear Mr. Schwall:

            American Lorain Corporation(“ALN” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated December 16, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-K for Fiscal Year Ended December

31, 2013 Legal Proceedings, page 25

1.        We note you disclose that there are no material legal proceedings to which you are a party that you expect to have a material adverse effect on your financial condition. However, you disclosed in your Form 10-K for the fiscal year ended December 31, 2012  that Mr. Ballantyne resigned as a director in connection with the Wisconsin suit challenging Mr. Chen’s, your chairman, chief executive officer and president’s, offer to purchase all outstanding ordinary shares at a proposed price of $1.6 per ordinary shares.

Please tell us the current status of Mr. Chen’s going private proposal, the Board’s evaluation of such proposal, and the Wisconsin litigation.

Response:

            On October 15, 2012, American Lorain Corporation (the “Company”) issued a press release announcing that its Board of Directors (the "Board") had received a proposal letter from Mr. Si Chen, Chairman, CEO and President of the Company, to acquire all of the outstanding ordinary shares of the Company not currently owned by Mr. Chen at a proposed price of $1.6 per ordinary share, in cash, subject to certain conditions (the "Proposal").

            The press release also indicated there could be no assurance that any definitive offer would be made, that any agreement would be executed or that a transaction with Mr. Chen or any other transaction would be approved or consummated.

            Mr. Chen did not make a definitive offer for the Proposal after his letter to the Company, and he has since confirmed to the Company that he does not intend to pursue the acquisition indicated in the Proposal.

            Because Mr. Chen did not make any definitive offer to the Company, the Board never undertook any formal evaluation process on the Proposal.

            The Wisconsin litigation case was dismissed on July 18, 2013. Please see the court docket attached.

Management’s Discussion and Analysis of Financial
Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 31

2.        Please expand your discussion of liquidity and capital resources to identify and discuss factors relevant to providing an understanding of your current and future liquidity and capital resources, particularly in relation to your financing arrangements. We note you disclose your financing activities provided net cash of $29.0 million in 2013 as compared to $8.3 million in 2013. Your disclosure should discuss expectations regarding your debt levels and servicing abilities as well as your sources and uses of cash.

Response:

            The net cash inflow from financing activities mainly consisted of two long term debentures issued in 2013 aggregating $32.73 million, which mature on November 2015 and August 2016 respectively and bear interest rates of 9.5% -10% per annum. The proceeds were mainly used for ALN’s medium-term (2-3 years) operational capital requirements. ALN has maintained the debt to assets ratio at a healthy level of 32.98% as of December 31, 2013(December 31, 2012: 27.82%).

            Management anticipates that ALN existing capital resources and cash flows from operations and current and expected short-term bank loans will be adequate to satisfy ALN liquidity requirements and debt service for the foreseeable future. We will expand our disclosure in future filings to reflect this information with respect to the year in question as well as 2014 and periods thereafter.

Form 10-Q for Quarterly Period Ended September 30, 2014

3. Tell us the reason for the increase in inventories since December 31, 2013.

Response:

            The ending balance of inventories increased by $35.52 million, from $41.95 million as of December 31 2013 to $77.47 million as of September 30 2014, principally for the reasons set forth below:

1. Acquisition of Athena Group

On February 7, 2014, American Lorain Corporation, through its indirect wholly owned subsidiary, Junan Hongrun entered into two Share Purchase Agreements with Intiraimi, a limited liability company organized under the laws of France and Biobranco II, a company organized under Portuguese law, respectively, to acquire 51% of the share capital of Athena Group. On June 30, 2014, Junan Hongrun officially completed the acquisition and controlled a total of 51% of the shares of Athena Group.

As of September 30 2014, the ending balance of the inventory account of Athena Group was $16.49 million, which is fully consolidated into American Lorain’s Form 10-Q reporting;

2. Seasonal Factor

The inventory balance of convenience food and frozen foods, mainly consisted of vegetables and fruits, increased by $21 million, from $4 million as of December 31 2013 to $25 million as of September 30 2014.

The 3rd quarter is the harvest season of most agricultural products that ALN used in convenience food and frozen food products. During the period, ALN purchased, processed and stored these vegetables and fruits for subsequent months sales. In addition, prices of fruit in China dropped in 2014 while sales order of ALN increased, ALN increased the inventory level in order to secure an adequate raw material supply and lock in the price, which complies with the annual operational target.

            The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

            If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at chensi@usalr.cn and copy our CFO Mr. Johnny Zhou at johnny.zhou@usalr.cn

Very truly yours,

/s/ Si Chen
Si Chen, Chief Executive Officer
American Lorain Corporation

cc:	Johnny Zhou, Chief Financial Officer, American Lorain Corporation Thomas Wardell, Esq.
Jeffrey Li, Esq.